SECURITIES AND EXCHANGE COMMISSION
                              Washington D.C. 20549

                        Report of Foreign Private Issuer

                        Pursuant to Rule 13a-16 or 15d-16
                     of the Securities Exchange Act of 1934



For the month of July 2005

Commission File Number: 0-28724


                           ORCKIT COMMUNICATIONS LTD.
                 (Translation of registrant's name into English)

                 126 Yigal Allon Street, Tel-Aviv 67443, Israel
                    (Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F:

                          Form 20-F X                Form 40-F_______

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1): N/A

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7): N/A

Indicate by check mark whether by furnishing the information contained in this Form, the registrant is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934:

                                Yes _______          No X

If "Yes" is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82- N/A

The financial  statements  included in the press release attached as Exhibit
10.1 to this Report on Form 6-K are hereby incorporated by reference  into
(i) the Registrant's Registration Statements on Form F-3, Registration No. 333-12100; (ii) the Registrant's Registration Statement on Form F-3, Registration No. 333-12236; (iii) the Registrant's Registration Statement on Form S-8 No.333-05670; (iv) the Registrant's Registration Statement on Form S-8 No. 333-08824; and (v) the Registrant's Registration Statement on
Form S-8 No. 333-12178.



                                    CONTENTS

This report on Form 6-K of the registrant consists of the following document which is attached hereto and incorporated by reference herein:

1. Press Release: Orckit Communications Reports 2005 Second Quarter Results. Dated July 18, 2005.



                                   SIGNATURES

Pursuant to the requirements of the Securities Exchange Act 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.


                                        ORCKIT COMMUNICATIONS LTD.


Date: July 18, 2005                     By:  /s/ Adam M. Klein
                                        --------------------------------
                                        Adam M. Klein for Izhak Tamir,
                                        pursuant to authorization

                                  EXHIBIT INDEX

Exhibit Number    Description of Exhibit

10.1 Press Release: Orckit Communications Reports 2005 Second Quarter Results. Dated July 18, 2005.

                                  EXHIBIT 10.1

                                  [ORCKIT LOGO]


            Orckit Communications Reports 2005 Second Quarter Results


           Company Increases Full Year 2005 Guidance to $95 million in
                     Revenues and $17 million in Net Income


TEL AVIV, Israel, July 18, 2005 -- Orckit Communications Ltd. (NASDAQ: ORCT -
News) today reported results for the second quarter and six months ended June 30, 2005.

Revenues in the second quarter of 2005 were $21.8 million compared to $350,000 in the quarter ended June 30, 2004 and $20.6 million in the previous quarter ended March 31, 2005. Net income for the quarter was $3.9 million, or $0.21 per diluted share, compared to a net loss of $5.9 million, or $(0.45) per share, for the quarter ended June 30, 2004.

Revenues for the six months ended June 30, 2005 were $42.4 million compared to $670,000 for the six months ended June 30, 2004. Net income for the period was $7.0 million, or $0.39 per diluted share, compared to a net loss of $11.3 million, or $(0.86) per share, for the six months ended June 30, 2004.


The key highlights for the quarter:

-- KDDI awarded Corrigent an expansion of its nationwide network build in Japan.

-- Oki Electric Industry Co., Ltd., a diversified Japanese conglomerate with operations in the telecom equipment area, began to resell Corrigent's CM-100 product line.

-- Corrigent participated in the Supercomm 2005 exhibition, demonstrating the CM-100 Packet ADM product line. Corrigent also chaired an industry panel on "Triple Play and IPTV - Case Study Lessons from the Field", where it discussed the CM-100 product line's success in the field, and other trends in the IPTV space along with executives from KDDI, SBC and Multimedia Research Group.

-- Corrigent was highlighted in an optical transport industry report by Del'Oro Group for Q1 2005. The report addressed the increase in demand for 10 Gig units and for Gig Ethernet port deployed by telecom carriers. Corrigent was named as one of the top three equipment vendors in this market segment.

-- During the quarter the following U.S. exchanges began to trade options on Orckit's shares: Chicago Board Option Exchange, American Stock Exchange and Philadelphia Stock Exchange.

-- Beginning July 3, 2005, the Company's shares were added to the Tel Aviv Stock Exchange TEL-TECH 15 stock index. The TEL-TECH 15 index is composed of the 15 largest technology companies by market capitalization listed on the Tel Aviv Stock Exchange.

Izhak Tamir, President of Orckit, commented: "Our results for the second quarter of 2005 represent the large-scale deployment of Corrigent's CM-100 product line by KDDI Japan. We are honored to be selected by KDDI for further expansion of their metro network."

Mr. Tamir continued: "Telecom carriers' need to transition from existing SONET and SDH metro networks into a unified packet-based network is strong. This need is driven by new ultra-high bandwidth data services such as VOD (Video on Demand) and other high-end packet-based services. Building a unified network that supports both TDM and packet-based services increases capital expenditure efficiencies and significantly reduces network maintenance and operational costs. Corrigent's CM-100 is successfully addressing this emerging market."

Outlook and Guidance

Guidance for the third quarter and full year 2005 is as follows:

For the quarter ending September 30, 2005, Orckit expects revenues of approximately $24.0 million, and net income of approximately $4.2 million, or $0.23 per diluted share.

For 2005, Orckit expects revenues of approximately $95.0 million, and net income of approximately $17.0 million, or $1.00 per diluted share.

Conference Call
Orckit Communications will host a conference call on July 18, 2005, at 11 a.m. EDT. The call can be accessed by dialing 1-800-370-0898 in the United States and 1-973-409-9260 internationally. A replay of the call will be available at http://www.orckit.com. A replay of the call will be also available through July 25, 2005 at 11:59 p.m., EDT, at 1-877-519-4471 in the United States and
1-973-341-3080 internationally. To access this replay, enter the following code:
5875431.

About Orckit Communications

Orckit Communications Ltd. is a leading provider of advanced telecom equipment targeting high capacity broadband services. Our products include Corrigent's CM-100 metro optical transport solution, based on RPR and MPLS technologies, delivering packet transmission services in the metro area

Certain matters discussed in this news release are forward-looking statements that involve a number of risks and uncertainties including, but not limited to, risks in product development plans and schedules, rapid technological change, changes and delays in product approval and introduction, customer acceptance of new products, the impact of competitive products and pricing, market acceptance, the lengthy sales cycle, exchange rate fluctuations, fluctuation in order size, proprietary rights of the Company and its competitors, risk of operations in Israel, government regulation, dependence on third parties to manufacture products, general economic conditions and other risk factors detailed in the Company's United States Securities and Exchange Commission filings. Orckit assumes no obligation to update the information in this release.

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


                                                                 ORCKIT COMMUNICATIONS LTD.
                                                             CONSOLIDATED STATEMENTS OF OPERATIONS
                                                            (US$ in thousands, except per share data)

                                                    Three Months Ended                                   Six Months Ended
                                                        June 30                                              June 30
                                                     2005             2004                                2005                2004
                                                     ----             ----                                ----                ----

Revenues                                         $  21,754         $   350                         $     42,401         $      670


Cost of revenues                                    11,115             133                               21,662                251
                                                    ------          ------                               ------             ------
Gross profit                                        10,639             217                               20,739                419

Research and development expenses, net               3,941           3,935                                7,907              7,408

Selling, marketing general and
administrative expenses                              3,709           2,498                                7,395              4,959
                                                    ------          ------                               ------             ------
Total operating expenses                             7,650           6,433                               15,302             12,367
                                                    ------          ------                               ------             ------
Operating income (loss)                              2,989         (6,216)                                5,437           (11,948)

Financial income, net                                  865             332                                1,558                685
                                                    ------          ------                               ------             ------
Net income (loss)                          $         3,854   $     (5,884)                  $             6,995   $       (11,263)
                                                    ======          ======                               ======             ======

Net income (loss) per share - basic        $          0.28   $      (0.45)                  $              0.51   $         (0.86)
                                                    ======          ======                               ======             ======
Net income (loss) per share - diluted      $          0.21   $      (0.45)                  $              0.39   $         (0.86)
                                                    ======          ======                               ======             ======
Weighted average number of shares
outstanding - basic                                 13,917          13,062                               13,674             13,038
                                                    ======          ======                               ======             ======
Weighted average number of shares
outstanding - diluted                               16,515          13,062                               16,260             13,038
                                                    ======          ======                               ======             ======




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


                                                               ORCKIT COMMUNICATIONS LTD.
                                                              CONSOLIDATED BALANCE SHEETS
                                                                  (US$ in thousands)

                                                                                           June 30              December 31
                                                                                              2005                   2004
                                                                                             -----                   ----
                       ASSETS

Current assets:
    Cash and short term marketable securities                                     $         34,142   $                 58,780
    Trade receivables                                                                       10,103                     54,814
    Other receivables                                                                        1,958                      1,492
    Inventories                                                                              6,050                      5,533
                                                                                            ------                     ------
          Total  current assets                                                             52,253                    120,619


Long term marketable securities                                                             65,045                     18,441
Other investments                                                                            1,907                      1,907
Severance pay fund                                                                           2,925                      3,348
Property and equipment, net                                                                  4,118                      4,211
                                                                                            ------                     ------
          Total  assets                                                           $        126,248   $                148,526
                                                                                            ======                     ======


                LIABILITIES AND SHAREHOLDERS' EQUITY

Current liabilities:

    Bank loans                                                                    $         11,000   $                 31,000
    Trade payables                                                                          16,103                     25,824
    Accrued expenses and other payables                                                     13,406                     11,645
    Deferred income                                                                         30,894                     35,662
                                                                                            ------                     ------
          Total current liabilities                                                         71,403                    104,131

Long term liabilities :

    Accrued severance pay                                                                    3,571                      4,131
                                                                                            ------                     ------
          Total liabilities                                                                 74,974                    108,262

Shareholders' equity                                                                        51,274                     40,264
                                                                                            ------                     ------
          Total  liabilities and shareholders' equity                             $        126,248   $                148,526
                                                                                            ======                     ======

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